S&T Bancorp, Inc.

800 Philadelphia Street

Indiana, PA 15701

January 30, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Jessica Livingston

Re:	S&T Bancorp, Inc.
Registration Statement on Form S-4
Filed December 9, 2011
File No. 333-178424

Dear Ms. Livingston:

S&T Bancorp, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced registration statement to 2:00 p.m. on January 31, 2012 or as soon thereafter as practicable.

The Company confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of securities specified in the above referenced registration statement. In addition, the Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

January 30, 2012

Please call Paul Freshour at 202.942.5457 with any questions regarding this request.

Sincerely,

/s/ Mark Kochvar
Mark Kochvar
Chief Financial Officer